

May 3, 2024

David Moss
Chief Financial Officer
INmune Bio, Inc.
225 NE Mizner Blvd., Suite 640
Boca Raton, FL 33432

   Re: **INmune Bio, Inc.**
     Registration Statement on Form S-3
     Filed May 1, 2024
     File No. 333-279036

Dear David Moss:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Daniel Crawford at 202-551-7767 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: David Manno, Esq.